UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*

                              Farrel Corporation
------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                311-667-109
                         -------------------------
                               (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 311-667-109              13G                   PAGE 2 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

    Rolf K. Liebergesell

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [  ]
    Not applicable                                                (b) [  ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America


NUMBER OF         5   SOLE VOTING POWER

                      2,990,212*

                          *Includes 160,000 shares subject to options under
                      the Issuer's 1992 Stock Option Plan, as to which Mr.
                      Liebergesell had a right to acquire beneficial ownership
                      within 60 days of December 31, 1994 and excludes 28,400
                      shares held by Mr. Liebergesell's wife as trustee of a
                      trust for the benefit of the adult children of Mr.
                      Liebergesell as to which Mr. Liebergesell disclaims
                      beneficial ownership.
SHARES
BENEFICIALLY
OWNED BY
EACH              6   SHARED VOTING POWER
REPORTING
PERSON                0
WITH
                  7   SOLE DISPOSITIVE POWER

                      2,990,212*

                         *Includes 160,000 shares subject to options under
                      the Issuer's 1992 Stock Option Plan, as to which Mr. Liebergesell had a right to acquire beneficial ownership within 60 days of December 31, 1994 and excludes 28,400 shares held by Mr. Liebergesell's wife as trustee of a trust for the benefit of the adult children of Mr. Liebergesell as to which Mr. Liebergesell disclaims beneficial ownership.

                  8   SHARED DISPOSITIVE POWER

                      0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,990,212*

        *Includes 160,000 shares subject to options under the Issuer's 1992 Stock Option Plan, as to which Mr. Liebergesell had a right to acquire beneficial ownership within 60 days of December 31, 1994 and excludes 28,400 shares held by Mr. Liebergesell's wife as trustee of a trust for the benefit of the adult children of Mr. Liebergesell as to which Mr. Liebergesell disclaims beneficial ownership.

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    [X]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    48.1%

12  TYPE OF REPORTING PERSON*

    IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)  NAME OF THE ISSUER:

           Farrel Corporation

Item 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           25 Main Street, Ansonia, Connecticut  06401

Item 2(a)  NAME OF PERSON FILING:

           Rolf K. Liebergesell

Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           25 Main Street, Ansonia, Connecticut  06401

Item 2(c)  CITIZENSHIP:

           United States of America

Item 2(d)  TITLE OF CLASS OF SECURITIES:

           Common Stock, par value $.01

Item 2(e)  CUSIP NUMBER:

           311-667-109

Item 3     Not Applicable

Item 4     OWNERSHIP AS OF DECEMBER 31, 1994:

           (a)  Amount Beneficially Owned                         2,990,212*
           (b)  Percent of Class                                       48.1%

           (c)  Number of Shares as to which such person has:
               (i)  sole power to vote or direct the vote:        2,990,212*
              (ii)  shared power to vote or direct the vote:           -0-
             (iii)  sole power to dispose of or to direct the
                    disposition of:                               2,990,212*
              (iv)  shared power to dispose of or to direct
                    the disposition of:                                -0-

* Includes 160,000 shares subject to options under the Issuer's 1992 Stock Option Plan, as to which Mr. Liebergesell had a right to acquire beneficial ownership within 60 days of December 31, 1994 and excludes 28,400 shares held by Mr. Liebergesell's wife as trustee of a trust for the benefit of the adult children of Mr. Liebergesell as to which Mr. Liebergesell disclaims beneficial ownership.

Item 5     Ownership of Five Percent or Less
           of a Class:

           Not Applicable

Item 6     Ownership of more than Five Percent
           on Behalf of Another Person:

           Not Applicable

Item 7     Identification and Classification of the
           Subsidiary Which Acquired the
           Security Being Reported on By the
           Parent Holding Company:

           Not Applicable

Item 8     Identification and Classification of
           Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 1997


    /s/ Rolf K. Liebergesell
---------------------------------
Signature:  Rolf K. Liebergesell